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13014010

SEC
Mail Processing
Section

MAR 1 - 2013

Washington DC
400

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 AND ENDING 12/31/2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

STANDARD CREDIT SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR

(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI **(212) 791-4500**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Judith A. Ricciardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Standard Credit Securities Inc.**, as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
December 31, 2012
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Standard Credit Securities, Inc.

We have audited the accompanying statement of financial condition of Standard Credit Securities, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Credit Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2013

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	3,784,630
Commissions receivable		49,226
Deposit at clearing broker		100,000
Deferred tax asset		110,825
Due from affiliate		64,223
Prepaid expenses and other assets		24,101
Total assets	$	4,133,005
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	280,764
Due to affiliates		354,574
Total liabilities		635,338
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized 100 shares issued and outstanding		100
Additional paid-in capital		2,935,617
Retained earnings		561,950
Total stockholder's equity		3,497,667
Total liabilities and stockholder's equity	$	4,133,005

The accompanying notes are an integral part of the statement of financial condition.

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

Standard Credit Securities, Inc. ("SCS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Standard Credit Holdings, Inc. (the "Parent"), a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition, a company also organized in Switzerland.

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). SCS is an inter-dealer broker of corporate fixed income securities and emerging market bonds. Transactions are cleared through Pershing, LLC (the "Clearing Broker") as well as through Tradition Asiel Securities, Inc. ("TAS").

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2012.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company provides brokerage services from either agency or matched riskless principal transactions. Revenues from these transactions are recorded as follows:

Agency Commissions – The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Matched Principal – The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy securities from one customer and sell them to another customer. The revenues from these transactions are recognized on trade date.

Deposit at Clearing Broker

Cash on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for recognition and measurement of uncertain tax positions in the statement of financial condition. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

Commissions Receivable

Commissions receivable primarily represents amounts due from the Clearing Broker. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that an impairment loss has been incurred, the amount of loss is measured as the difference between the receivables carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

3. Related Party Transactions

TNA and an affiliate provide various services to the Company under a space sharing agreement and, in turn, charge an administration fee. The administration fee is allocated proportionately based on the percentage of revenue generated by SCS and an affiliate. These services include overhead expenses for rent, utilities, and administrative support. Due to affiliates on the statement of financial condition includes $354,574 under this arrangement, as well as the current month's income tax allocation.

During 2012, the Company began clearing through TAS as per a previous agreement. As of December 31, 2012, the Company has a receivable of $64,223 due from TAS for commissions revenue net of clearing charges. This amount is presented as due from affiliate on the statement of financial condition.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2012, the Company had net capital of $3,260,865, which was $3,010,865 in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

5. Concentration of Credit Risk

At December 31, 2012, the financial instrument that potentially subjects the Company to concentration of credit risk is cash of $3,784,630 which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). The entire balance is on deposit with a major financial institution.

6. Commissions Receivable and Deposit at Clearing Broker

Commissions receivable represent amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2012, approximately $21,000 in commissions receivable is concentrated with the Clearing Broker and $28,000 is concentrated with one counterparty. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

The Company is required to maintain a deposit at its Clearing Broker in order to conduct its business. At December 31, 2012, the deposit at the Clearing Broker consisted of cash of $100,000.

7. Guarantees

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2012, there were no customer balances maintained by the Clearing Broker and therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Financial Instruments

The Company values financial assets and liabilities at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. As of December 31, 2012, there were no financial assets or liabilities measured at fair value.

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns filed by TNA. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $110,825, which is primarily due to a litigation accrual, at December 31, 2012 is reflected in the statement of financial condition. The deferred tax asset at December 31, 2012 is reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective income tax rate and the statutory federal income tax rate relates to state and local taxes.

9. Income Taxes (continued)

The Company is required to make its the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of and during the year ended December 31, 2012, the Company did not have any liabilities, interest or penalties related to uncertain tax positions. The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2012, the Parent's tax returns for 2009 through 2011 are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

10. Contingencies

The Company has been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

11. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

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